Exhibit 21
SUBSIDIARIES OF COLORADO INTERSTATE GAS COMPANY
(As of April 1, 2006)

%
ENTITY NAME	OWNERSHIP
Colorado Water Supply Company (DE)	100
El Paso Wyoming Gas Supply Company(DE)	100
Wyoming Interstate Company, Ltd. (CO)	50
WIC Holdings, Inc. (DE)	100
Wyoming Interstate Company, Ltd. (CO)	50